

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 9, 2017

Scott L. Kauffman
Chairman and Chief Executive Officer
MDC Partners, Inc.
745 Fifth Avenue
New York, New York 10151

  Re: MDC Partners, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed March 1, 2017
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    File No. 001-13718

Dear Mr. Kaufmann:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director
        AD Office 11 - Telecommunications